Exhibit 23.1

INDEPENDENT AUDITOR’S CONSENT

We have issued our report dated March 29, 2021 with respect to the consolidated financial statements of Venus Concept Inc. and its subsidiaries (the “Company”) for the years ended December 31, 2020 and 2019 (which expresses an unqualified opinion and includes an explanatory paragraph relating to the conditions and events that raise substantial doubt on the Company’s ability to continue as a going concern) appearing in the Annual Report on Form 10-K dated March 29, 2021, as amended on December 22, 2021, which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference of the aforementioned report in this Registration Statement, and to the use of our name as it appears under the caption “Experts”.

/s/ MNP LLP

Chartered Professional Accountants
Licensed Public Accountants
January 14, 2022
Toronto, Canada